CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

82-4507

4 March 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 February 2002 till 28 February 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-feb.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and Press Release by Raffles Holdings Limited – "Proforma Full Year Financial Statement and Dividend Announcement"	4 February 2002	For Public Relations Purposes
Announcement of property sales to employees under Clause 1006(4)	6 February 2002	SESTL Listing Manual
Deregistration of Century West International Limited	6 February 2002	SESTL Listing Manual
Announcement by Australand Holdings Limited – - "Request for Suspension of Trading on SGX" - "Placement of Equity"	7 February 2002	For Public Relations Purposes
Announcement by Hind Hotels International Limited – "Proforma Full Year Financial Statement"	7 February 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Additional Information on Proforma Full Year Financial Statements and Dividend Announcement for the Financial Year Ended 31 December 2001"	7 February 2002	For Public Relations Purposes
2001 Full Year Financial Statement and Dividend Announcement	8 February 2002	SESTL Listing Manual
CapitaLand Nets a Profit of S$417 Million before provisions After Non-Cash Provisions, Group records net loss of $275 million	8 February 2002	For Public Relations Purposes
Notices of Recent Valuation of Properties	8 February 2002	SESTL Listing Manual
Announcement by Australand Holdings Limited – - "Resumption of Trading in Australand Holdings Limited" - "Placement of Equity"	8 February 2002	For Public Relations Purposes
Response to SGX's query on Full Year Financial Statement and Dividend Announcement for the Year Ended 31 December 2001	19 February 2002	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Increase in Investment in Ascott Group (Jersey) Limited"	20 February 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Increase in Shareholding in Subsidiaries"	21 February 2002	For Public Relations Purposes
Response to Business Times' story dated 22 February 2002 – "CapitaLand to venture into consultancy"	22 February 2002	For Public Relations Purposes
1) Joint venture between Premas Asia Pte Ltd and Cushman & Wakefield (China) Limited	22 February 2002	For Public Relations Purposes
2) Sale of equity in Premas Property Consultants (Shanghai) Co., Ltd and acquisition of equity in Cushman & Wakefield (Shanghai) Co., Ltd		
Press Release by Premas International Limited, and Cushman & Wakefield – "Exclusive Real Estate Joint Venture A First in China"	22 February 2002	For Public Relations Purposes
Announcement of property sales to employees under Clause 1006(4)	25 February 2002	SESTL Listing Manual
Notification pursuant to Clause 902(3)(c) of the SGX Listing Manual	25 February 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Change of Directors"	28 February 2002	SESTL Listing Manual
Press Release by Raffles International Limited – "Merchant Court Hotel, Singapore managed by Raffles International to be rebranded Swissotel, Merchant Court, Singapore"	28 February 2002	For Public Relations Purposes

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has issued today its proforma full year financial statement and dividend announcement. For details, please refer to the announcement and press release posted by Raffles on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
4 February 2002

s: ses/sgx-annc/raffles/resultsfullyr2001 - cl annc.doc
4 Feb 2002 (JLMS/tln)

Raffles HOLDINGS

RAFFLES HOLDINGS LIMITED

Proforma Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001.
These figures have not been audited.

		Group			Company		
		S$'000 31 Dec 2001	S$'000 31 Dec 2000	% Change	S$'000 31 Dec 2001	S$'000 31 Dec 2000	% Change
1.(a)	Turnover	358,602	336,328	7	201,103	49,717	304
1.(b)	Investment income	16	16	0	0	0	0
1.(c)	Other income including interest income	19,325	4,472	332	13,818	6,481	113
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	69,188	154,436	(55)	208,088	51,551	304
2.(b)(i)	Interest on borrowings	(21,693)	(24,005)	(10)	(3,389)	(4,126)	(18)
2.(b)(ii)	Depreciation and amortisation	(49,420)	(31,218)	58	(52)	(63)	(17)
2.(b)(iii)	Foreign exchange gain/(loss)	666	(323)	nm	1,521	(20)	nm
2.(c)	Exceptional items	227,478	(1,286)	nm	440,904	0	nm
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	226,219	97,604	132	647,072	47,342	1,267

		Group			Company		
		S$'000 31 Dec 2001	S$'000 31 Dec 2000	% Change	S$'000 31 Dec 2001	S$'000 31 Dec 2000	% Change
2.(e)	Income derived from associated companies	4,490	1,793	150	0	0	0
2.(f)	Less income tax	(19,725)	(18,628)	6	(53,502)	(12,968)	313
2.(g)(i)	Operating profit after tax before deducting minority interests	210,984	80,769	161	593,570	34,374	1,627
2.(g)(ii)	Less minority interests	19,934	118	16,793	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	230,918	80,887	185	593,570	34,374	1,627
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	230,918	80,887	185	593,570	34,374	1,627

nm - not meaningful

Notes to the Accounts

a) Change in accounting standards / policies

The comparative figures for the previous financial year have been adjusted or extended to take into account the requirements of the following revised or new Singapore Statements of Accounting Standard which the Group implemented in 2001:

SAS 8 (Revised 2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000)	Events Occurring after the Balance Sheet Date
SAS 17 (2000)	Employees Benefits
SAS 22 (Revised 2000)	Business Combinations
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments - Disclosure and Presentation
SAS 34	Intangible Assets
SAS 35	Discontinuing Operations
SAS 36	Impairment of Assets

The net effect of the adoption of the above standards is to increase the net profit and opening revenue reserve as follows:

	Group	Company
	S$'mil	S$'mil
Net profit for the year ended 31 December 2000	1.3	-
Opening revenue reserve at 1 January 2000	15.7	27.9
Opening revenue reserve at 1 January 2001	20.4	31.4

In addition, the effect of changes in accounting policy arising from the initial adoption of SAS 17 - Employees Benefits has been adjusted in the results for the financial year ended 31 December 2001. The change resulted in a decrease in net profit after taxation of the Company and of the Group for the financial year ended 31 December 2001 by S$0.1 mil and S$0.4 mil respectively.

b) Exceptional items

The exceptional item of the Company comprises gain, net of expenses and provisions and before tax on disposal of 55% interest in Tincel Properties (Pte) Ltd (formerly known as Raffles City (Pte) Ltd) of S$489.7 mil, partially off-set by provision on loans to certain subsidiaries of S$48.8 mil.

The exceptional item of the Group includes gain, net of expenses and provisions and before tax on disposal of 55% interest in Tincel Properties (Pte) Ltd of S$339.7 mil, which differs from the gain recognised in the Company accounts due to operating profits of S$150.0 mil already recognised by the Group in prior years. The gain is in part off-set by provisions before tax and minority interests of S$112.4 mil (S$94.8 mil after tax and minority interests) on the carrying value of property, plant and equipment and investments impacted by the global economic slowdown and the September attacks; and on certain post-completion matters relating to acquisitions which are pending resolution.

The provisions were made as part of the regular reviews of the carrying value of the Group's assets and in conjunction with the year-end financial audit. The provisions of S$94.8 mil comprised:

(a) S$45.8 mil for the diminution in the carrying value of property, plant and equipment and investments in accordance with SAS 36 - Impairment of Assets. This arose from revised operating performance projections of hotel assets to take into account weaker global economic growth which was accentuated by the September attacks.

(b) S$24.7 mil on post-completion matters relating to acquisitions which are pending resolution.

(c) S$14.8 mil pending the outcome of the SwissAir debt moratorium enforcement.

(d) S$8.7 mil on technology-related investments given the soft technology capital market outlook.

(e) S$0.8 mil of other provisions.

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	58.84%	24.01%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	12.04%	3.80%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital cts	11.10	3.89
	(ii) On a fully diluted basis cts	11.10	3.89
3.(d)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital cts	11.10	3.89
	(ii) On a fully diluted basis cts	11.10	3.89
3.(e)	Net tangible asset backing per ordinary share S$	0.91	1.02

		Group			Company		
		S$'000 31 Dec 2001	S$'000 31 Dec 2000	% Change	S$'000 31 Dec 2001	S$'000 31 Dec 2000	% Change
4.(a)	Sales reported for first half year	179,503	157,839	14	180,162	2,344	7,586
4.(b)	Operating profit [2(g)(i) above] reported for first half year	329,967	33,406	888	622,267	1,416	43,845
4.(c)	Sales reported for second half year	179,099	178,489	0	20,941	47,373	(56)
4.(d)	Operating profit [2(g)(i) above] reported for second half year	(118,983)	47,363	nm	(28,697)	32,958	nm

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The adjustment for overprovision of current and deferred tax in respect of prior years was S$3.1 mil.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Sale of investments/properties	$Profit/(Loss)
Company - gain, net of expenses and provisions and before tax on disposal of 55% interest in Tincel Properties (Pte) Ltd (S$'mil).	$489.72
Group - gain, net of expenses and provisions and before tax on disposal of 55% interest in Tincel Properties (Pte) Ltd (S$'mil). The difference in the gain recognised by the Group and the Company is due to operating profits of S$150.0 mil already recognised by the Group in prior years.	$339.73
Group - gain on dilution of hospitalitybex pte ltd from 100% to 77.78%. (S$'mil)	$0.12

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

a) Primary reporting format - business segments

31 December 2001	Hotels & Resorts	Commercial Investments	Eliminations	Consolidated
	S$'000	S$'000	S$'000	S$'000
Turnover				
External sales	327,029	31,573	-	358,602
Inter-segment sales	1,408	-	(1,408)	-
	328,437	31,573	(1,408)	358,602
Results				
Segment results	37,895	195,939	-	233,834
Finance income				14,156
Finance costs				(21,771)
Share of results of associates	(4,240)	8,730	-	4,490
Profit before tax				230,709
Income tax expense				(19,725)
Profit after tax				210,984
Minority interests				19,934
Net profit after tax attributable to shareholders				230,918
Other information				
Segment assets	1,384,778	-	-	1,384,778
Associates	382,098	385,369	-	767,467
Unallocated assets				307,177
Consolidate total assets				2,459,422
Segment liabilities	135,506	-	-	135,506
Unallocated liabilities				302,051
Consolidated total liabilities				437,557
Capital expenditure *	351,109	-	-	351,109
Depreciation	47,440	214	-	47,654
Amortisation	1,252	494	-	1,746

* Includes property, plant and equipment acquired in connection with acquisition of subsidiaries amounting to S$309,336,000.

31 December 2000 (restated)

	Hotels & Resorts	Commercial Investments	Eliminations	Consolidated
	S$'000	S$'000	S$'000	S$'000
Turnover				
External sales	256,231	80,097	-	336,328
Inter-segment sales	3,718	-	(3,718)	-
	259,949	80,097	(3,718)	336,328
Results				
Segment results	55,256	66,043	(856)	120,443
Finance income				2,096
Finance costs				(24,935)
Share of results of associates	1,793	-	-	1,793
Profit before tax				99,397
Income tax expense				(18,628)
Profit after tax				80,769
Minority interests				118
Net profit after tax attributable to shareholders				80,887
Other information				
Segment assets	1,891,673	899,757	(604)	2,790,826
Associates	18,410	-	-	18,410
Unallocated assets				34,538
Consolidate total assets				2,843,774
Segment liabilities	66,430	27,821	-	94,251
Unallocated liabilities				508,729
Consolidated total liabilities				602,980
Capital expenditure *	130,929	9,671	-	140,600
Depreciation	29,583	853	-	30,436
Amortisation	-	758	-	758

* Includes property, plant and equipment acquired in connection with acquisition of subsidiaries amounting to S$110,160,000.

b) Secondary reporting format - geographical segments

	31 Dec 2001	31 Dec 2000
	S$'000	S$'000
Turnover		
Singapore	158,896	249,346
Europe	130,497	51,842
Others	69,209	35,140
	358,602	336,328
EBIT		
Singapore	379,506	121,831
Europe	(46,342)	5,841
Others	(80,762)	(4,270)
	252,402	123,402
Total assets		
Singapore	1,487,911	2,282,253
Europe	631,378	188,453
Others	340,133	373,068
	2,459,422	2,843,774
Capital expenditure		
Singapore	11,766	16,094
Europe *	335,643	7,150
Others *	3,700	117,356
	351,109	140,600

* Includes property, plant and equipment acquired in connection with acquisition of subsidiaries amounting to S$309,336,000 and S$110,160,000 in 2001 and 2000 respectively.

7.(a) Review of the performance of the company and its principal subsidiaries

According to International Monetary Fund, annual global GDP growth for 2001 is expected to be 2.4%, a 50% decline compared with 2000. The slower economic growth, accentuated by the September terrorists attacks has adversely affected the hotel industry globally. Average industry RevPAR fell across the board worldwide.

In line with the industry performance, the Group, as anticipated, recorded weaker operating performance particularly in the second half. Despite difficult market conditions, the Group has continued to perform well relative to its competitive sets in terms of RevPAR in the various markets. The significantly expanded global presence of the Group has also diversified its earning base and increased its fee-based income from management contracts by 78% from 2000.

Overall, profit after tax attributable to shareholders increased by almost two times to S$230.9 mil as a result of the gain on the divestment of 55% of Tincel Properties (Pte) Ltd (formerly known as Raffles City (Pte) Ltd) which owns the Raffles City Complex.

(a)(i) Turnover

12 months ended 31 December

S$'mil	Dec YTD 2001	Dec YTD 2000	Change	%
Hotels & Resorts	327.0	256.2	70.8	28%
Commercial Investments	31.6	80.1	(48.5)	(61%)
Total	358.6	336.3	22.3	7%

Fourth Quarter

S$'mil	4Q 2001	4Q 2000	Change	%
Hotels & Resorts	92.9	74.0	18.9	26%
Commercial Investments	-	21.1	(21.1)	nm
Total	92.9	95.1	(2.2)	(2%)

For the full year ended 31 December 2001, the Group achieved a turnover of S$358.6 mil, an increase of 7% over the same period last year.

The increase was mainly in the hotels and resorts segment as a result of the acquisition of Raffles L'Ermitage Beverly Hills in October 2000 and Swissôtel in June 2001. On the other hand, the turnover of the commercial investments segment decreased mainly due to the de-consolidation of turnover following the 55% divestment of Tincel Properties (Pte) Ltd in June 2001.

(a) (ii) Profitability

12 months ended 31 December

S$'mil	Dec YTD 2001	Dec YTD 2000	Change	%
Hotels & Resorts	34.5	18.3	16.2	89%
Commercial Investments	196.4	62.6	133.8	214%
Profit after Tax attributable to shareholders	**230.9**	**80.9**	**150.0**	**185%**
Basic Earnings Per Share (cents)	11.10	3.89	7.21	185%

Fourth Quarter

S$'mil	4Q 2001	4Q 2000	Change	%
Hotels & Resorts	(98.9)	5.6	(104.5)	nm
Commercial Investments	4.1	24.3	(20.2)	(83%)
(Loss) / Profit after Tax attributable to shareholders	**(94.8)**	**29.9**	**(124.7)**	**nm**

For the fourth quarter of 2001, the hotels and resorts segment recorded a loss of S$98.9 mil as a result of S$69.8 mil provisions, S$20.4 mil one-off expenses and weaker operating performance. Contributions from the commercial investments segment declined as the Group equity accounted for 45% instead of consolidating a 100% of the earnings from Tincel Properties (Pte) Ltd.

For the full year ended 31 December 2001, contributions from the hotels and resorts and commercial investments segments increased by 89% and 214%, respectively over 2000. This was due mainly to the gain on the 55% Tincel Properties (Pte) Ltd divestment. The S$338.1 mil net divestment gain was partly off-set by S$94.8 mil provisions and S$30.6 mil one-off expenses such as integration costs, provisions for long-dated debts and additional depreciation arising from the reclassification of property, plant and equipment of the hotel component of Tincel Properties (Pte) Ltd from investment properties to property, plant and equipment in accordance with the Singapore Statement of Accounting Standard No. 25 for the period from 25 November 2000 to 12 June 2001.

Overall, profit after tax attributable to shareholders rose by 185% from S$80.9 mil to S$230.9 mil. Earnings per share rose from 3.89 cents to 11.10 cents.

(a) (iii) Net Tangible Asset

The Net Tangible Asset backing per ordinary share in December 2001 is S$0.91 as compared to S$1.02 in December 2000. The decrease is mainly due to provisions made in the year of S$94.8 mil, dividend payment of S$31.4 mil, adjustment to net carrying value of investment properties of S$50.7 mil and the increase in intangible assets of S$26.4 mil.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the Directors, no item or event of a material or unusual nature has occurred between 31 December 2001 and the date of this report which would materially affect the results of the operations of the Group and of the Company for the financial year ended 31 December 2001.

8. Commentary on current year prospects

The global economic outlook for 2002 is mixed and recovery is generally not expected until the second half. In line with the economic outlook, there are considerable uncertainties with respect to travel and lodging demand in 2002. The emerging consensus is that lodging operating fundamentals are expected to show improvement from the second half of 2002 and recovery in early 2003.

Despite the continuing weak market outlook, operating performance of the Group is expected to improve over 2001. However, the Group still expects to record a loss in the first quarter of 2002 but to be profitable for the whole year. Neverthereless, the overall profitability is expected to be significantly lower than that of 2001 as the Group does not foresee any exceptional income in the current year at this point of time.

Going forward, the timely divestment of the 55% of Tincel Properties (Pte) Ltd has significantly strengthened the Group's balance sheet. The divestment was part of the strategic plan to leverage on the Group's assets to fuel its future growth and expansion.

The strong balance sheet will position the Group well to seize business and growth opportunities as they arise.

9. Dividend

(a) Present Period

Name of Dividend	First & Final	Bonus Dividend
Dividend Type	Cash	Cash
Dividend Rate	4 % per ordinary share less tax	4 % per ordinary share less tax
Par value of shares	S$0.50	S$0.50
Tax Rate	24.5%	24.5%

(b) Previous Corresponding Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	4 % per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	24.5%

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	62,816	31,408
Preference	0	0
Total:	62,816	31,408

(d) Date payable

The dividends will be paid on 30 May 2002.

(e) Books closing date

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 7th Annual General Meeting of the Company for the declaration of the First and Final Dividend and Bonus Dividend which will be paid on 30 May 2002, the Transfer Books and Register of Members of the Company will be closed on 10 May 2002.

Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00p.m. on 9 May 2002 will be registered to determine shareholders' entitlement to the proposed dividends.

(f) Any other comments relating to Paragraph 9

The Directors are pleased to announce that they are recommending a total gross dividend of S$83.2 mil (8% or S$0.04 per share) less 24.5% tax for the financial year ended 31 December 2001. This represents a 100% increase over the dividend for 2000 and comprises:

i) A first and final gross dividend of 4% per share (S$0.02 per share) less tax of 24.5%

ii) A bonus gross dividend of 4% per share (S$0.02 per share) less tax of 24.5%

These dividends will be funded from operating profits of the Company before exceptional gain from the divestment. This higher total dividend payout is to reward shareholders for their loyalty and support despite the current difficult economic conditions. Given the Group's strong balance sheet and its low gearing, the bonus dividend will not affect the Group's ability to pursue its stated objective of rapidly growing its hotel network globally.

Payment of the dividends is subject to the approval of the shareholders of the Company at the coming Annual General Meeting on 16 April 2002.

10. Balance sheet

	Group		Company	
	31 Dec 2001 S$'000	31 Dec 2000 S$'000	31 Dec 2001 S$'000	31 Dec 2000 S$'000
Investment Properties	107,000	1,004,630	-	-
Goodwill / Intangible Assets	28,140	1,711	-	-
Property, plant and equipment	1,132,058	1,729,255	32	64
Subsidiaries	-	-	1,123,906	1,272,156
Associates	767,467	18,410	371,441	-
Other Non-Current Assets	48,503	28,311	361	694
Current Assets	376,254	61,457	299,901	60,180
Current Liabilities	(306,421)	(403,353)	(16,260)	(151,876)
Net Current Assets / (Liabilities)	69,833	(341,896)	283,641	(91,696)
Long Term Loans	(95,928)	(168,088)	-	-
Other Non-Current Liabilities	(35,208)	(31,539)	(22,300)	(243)
	2,021,865	2,240,794	1,757,081	1,180,975
Share Capital	1,040,000	1,040,000	1,040,000	1,040,000
Reserves	877,282	1,086,964	717,081	140,975
	1,917,282	2,126,964	1,757,081	1,180,975
Minority Interests	104,583	113,830	-	-
	2,021,865	2,240,794	1,757,081	1,180,975

11. Details of any changes in the company's issued share capital

There have been no changes to the issued share capital of the Company since 31 December 2000.

The Raffles Holdings Share Option Plan was approved and adopted by its members at an Extraordinary General Meeting held on 27 April 2001. On 15 August 2001, options for 9,581,100 unissued ordinary shares of S$0.50 each were granted at the subscription price of S$0.50 under the share option plan of the Company.

No shares of the Company were issued during the financial year by virtue of the exercise of Options to take up unissued ordinary shares of the Company. As at 31 December 2001, there were 9,581,100 unissued ordinary shares of S$0.50 each of the Company under Options under the aforesaid Plan.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001		As at 31/12/2000	
Secured	Unsecured	Secured	Unsecured
77,878,000	78,359,000	40,864,000	246,681,000

(b) Amount repayable after one year

As at 31/12/		As at 31/12/)	
Secured	Unsecured	Secured	Unsecured
79,928,000	16,000,000	111,838,000	56,250,000

(c) Any other comments relating to Paragraph 12

NIL

13. Group Cash Flow Statement

The Group has net cash inflow of S$225.4 mil for the year ended 31 December 2001 compared to a net cash outflow of S$107.1 mil for the same period last year. This is due mainly to proceeds received from the divestment of Tincel Properties (Pte) Ltd, after payment for the acquisition of the Swissôtel Group and the repayments of bank loans.

	Group	
	31 Dec 2001 S$'000	31 Dec 2000 S$'000
Net cash generated from operating activities	48,628	99,006
Cash flows from investing activities		
Dividends received	15,258	3,032
Capital expenditure on investment properties	-	(9,330)
Investment in associate	(5,769)	-
Proceeds from divestment of subsidiary	901,406	-
Purchase of property, plant and equipment, antiques and club memberships	(47,170)	(106,532)
(Purchase) / redemption of short term investments	(68,275)	12,250
Purchase of business and subsidiary	(252,899)	(116,811)
Other investing cash flow	911	(18,874)
Net cash inflow / (outflow) from investing activities	543,462	(236,265)
Cash flows from financing activities		
Dividends paid	(31,408)	(27,893)
Interest received	11,225	2,080
Interest paid	(14,357)	(22,479)
(Repayment of) / proceeds from term borrowings	(332,912)	41,808
Net proceeds from issue of ordinary shares or units to minority shareholders	800	35,146
Repayment of loans from a major tenant	-	1,450
Net cash (outflow) / inflow from financing activities	(366,652)	30,112
Net increase / (decrease) in cash and cash equivalents held	225,438	(107,147)
Cash and cash equivalents at the beginning of the financial year	14,643	121,790
Cash and cash equivalents at the end of the financial year	240,081	14,643

14. Contingent Liabilities

The Company issued unsecured guarantees in respect of credit facilities granted by banks to subsidiaries of S$38,459,000 (2000 : S$70,497,000). The Group has no material contingent liabilities as at the end of the financial year 2001.

BY ORDER OF THE BOARD

Desmond Lee
Company Secretary
4 February 2002

Raffles
HOLDINGS

RAFFLES HOLDINGS LIMITED

Press Release on Proforma Full Year Financial Statements

PROFIT ATTRIBUTABLE TO SHAREHOLDERS GREW 185% DUE TO EXCEPTIONAL GAIN.

TOTAL 2001 PROPOSED DIVIDEND 100% INCREASE OVER 2000.
BONUS DIVIDEND TO REWARD SHAREHOLDERS FOR LOYALTY AND SUPPORT.

FINANCIAL HIGHLIGHTS
For the Year Ended 31 December 2001

	2001	2000	Growth %
Turnover (S$'mil)	358.6	336.3	7%
Earnings before interest, taxes, depreciation and amortisation (EBITDA) (S$'mil)	301.8	154.6	95%
Profit attributable to shareholders (S$'mil)	230.9	80.9	185%
Earnings per share (cents)	11.10	3.89	185%
Gross Dividend (cents per share)			
- Final (Ordinary)	2.0	2.0	
- Final (Bonus)	2.0	-	
TOTAL DIVIDEND	4.0	2.0	100%

- **PERFORMED WELL RELATIVE TO COMPETITORS DESPITE DIFFICULT YEAR**

  - the Group has continued to perform well relative to its competitive sets of hotels in terms of REVPAR (Revenue Per Available Room) in the various markets worldwide in 2001.

- **ACHIEVED SIGNIFICANT MILESTONES**

  - successfully divested 55% of Raffles City and recognised a S$340 million gain
  - significantly strengthened Balance Sheet and Cashflow
  - successfully acquired and integrated over 9,000 rooms
  - significantly expanded global presence and diversified earning base
  - reweighted portfolio to more managed hotels

- **WELL POSITIONED GOING FORWARD**

  "The outlook for the global hotel industry in 2002 is expected to be mixed and will be dependent on global economic recovery.

  The significantly strengthened balance sheet of the Group will position it well to seize growth and business opportunities as they arise, propelling the Group to its stated goal of being among the top 10 global hotel brands."

Richard Helfer, President & CEO, Raffles Holdings Limited.

CORPORATE INFORMATION

Raffles Holdings Limited is the leading hotel chain headquartered in the Asia Pacific, with the most extensive reach worldwide, across the six continents of Asia, Europe, North America, South America, Australia and Africa. In June 2001, the Group acquired Swissôtel Hotels & Resorts, further enhancing its portfolio to 38 luxury and deluxe hotels with 13,139 rooms in 33 destination cities and 17 countries.

Raffles International Limited, formed in 1989, is the hotel management arm of Raffles Holdings. Raffles International is a name well respected in the industry for its standards of quality, award winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel brand" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort.

The Raffles International approach to each hotel is unique, innovative and market-driven. Its commitment is to create and manage hotels which, by their style and quality, are immediately recognised as hotels of preference.

Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

For more information, please contact:

Ms. Ng Mun Yee
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 430-1357
Fax: (65) 339-2912
Email: ng.munyee@raffles.com

Attachment : Appendix A - Raffles Holdings Portfolio

Appendix A - Raffles Holdings Portfolio

Property

Asia Pacific - 5,649 rooms and suites	
Raffles Hotel, Singapore	103
Swissôtel The Stamford, Singapore	1263
Raffles The Plaza, Singapore	783
Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Hotel Le Royal, Phnom Penh, Cambodia	210
Swissôtel Beijing, China	462
Swissôtel Dalian, China	415
Merchant Court Hotel, Sydney, Australia	361
Merchant Court Hotel, Singapore	476
Merchant Court Hotel at Le Concorde, Bangkok, Thailand	410
Raffles Resort Bali at Jimbaran, Indonesia (end 2003*)	210
Raffles Resort Bintan, Indonesia (end 2004*)	300
Merchant Court Hotel, Shanghai, China (end 2003*)	525
The Americas - 2,862 rooms and suites	
Raffles L'Ermitage Beverly Hills, Los Angeles, USA	124
Swissôtel Atlanta, USA	365
Swissôtel Boston, USA	501
Swissôtel Chicago, USA	632
Swissôtel New York, The Drake, USA	495
Swissôtel Washington D.C., The Watergate, USA	251
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	250
Europe - 2,791 rooms and suites	
Hotel Vier Jahreszeiten, Hamburg, Germany	156
Brown's Hotel, London, England	118
Le Montreux Palace, Montreux, Switzerland	235
Swissôtel Amsterdam, The Netherlands	106
Swissôtel Basel, Switzerland	238
Swissôtel Dusseldorf, Germany	246
Swissôtel Geneva, Metropole, Switzerland	128
Swissôtel London, The Howard, England	156
Swissôtel Zurich, Switzerland	347
Raffles L'Ermitage Berlin, Germany (end 2002*)	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain (end 2002*)	160
Swissôtel Berlin, Germany	316
Swissôtel Frankfurt, Germany (end 2003*)	285
Middle East / Mediterranean - 1,837 rooms and suites	
Swissôtel Cairo, Egypt	313
Swissôtel, Gocek, Turkey	557
Swissôtel Istanbul, The Bosphorus, Turkey	567
Swissôtel Sharm El Sheikh, Egypt	400

*expected opening date

Submitted by Desmond Lee, Company Secretary on 4 February 2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR 27 AM 8:52

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following:

(a) its wholly-owned subsidiary, CapitaLand Residential Limited, has sold properties developed by its subsidiaries, TM Land Pte Ltd and CRL Realty Pte Ltd, to two of its employees; and

(b) its Australian subsidiary, the Australand Holdings Ltd (AHL) Group, has sold a property developed by AHL to one of its employees.

2 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sales are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
6 February 2002

s : sec/sgx annc/clause 1006(4)/crl&ahl.doc
JLMS/june

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

Deregistration of Century West International Limited

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce, pursuant to Clause 905 of the SGX Listing Manual, that Century West International Limited ("Century West"), a dormant company incorporated in Hong Kong, was deregistered by the Companies Registry of Hong Kong, with effect from 4 January 2002.

Century West was 50% held by Pidemco Land (HK) Pte Ltd, a wholly-owned indirect subsidiary of CapitaLand. The other 50% was held by American International Assurance Company (Bermuda) Limited.

By Order of the Board

Lim Mei Yi
Company Secretary
6 February 2002

/s/sect/SGXAnn/DeregistrationofCenturyWest.doc
(JLMS/zz)

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENTS BY CAPITALAND'S AUSTRALIAN SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED

CapitaLand Limited's Australian subsidiary, Australand Holdings Limited ("AHL"), has today issued the following announcements:

(a) Request for suspension of trading on SGX; and
(b) Placement of equity.

Attached AHL's announcements are for information.

Lim Mei Yi
Company Secretary
7 February 2002

s: ses/sgx-annc/australand/equityannc.doc
7 Feb 2002
JLMS/junc

82-4507

7 February 2002

Mr Benjamin Toh
Head of Trading Management
Singapore Exchange Limited
Fax 0011 65 5367 568

Copy to

Mr Stephen Yan
Australian Stock Exchange Limited
Fax (02) 9241 7620

Dear Benjamin

Re: Australand Holdings Limited: Request for suspension of trading on SGX

Australand Holdings Limited ("Australand") formally requests a temporary suspension of trading of Australand securities on the Singapore Exchange effective immediately.

Attached is a copy of a letter forwarded to the Australian Stock Exchange where the company has its principal listing, requesting a similar suspension (or trading halt).

The temporary suspension of trading is requested until the opening of the market tomorrow, 8 February 2002 before which time a further announcement will be made.

Australand is not aware of any reason why the temporary suspension of trading should not be granted.

Yours sincerely
Australand Holdings Limited

Michael Smith
Company Secretary

7 February 2002

The Manager
Company Announcements
Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Re: Placement of Equity

Australand Holdings Limited ("Australand"), one of Australia's largest diversified property development groups, is pleased to announce that it has entered into an Underwriting Agreement with JBWere Limited ("JBWere") and Commonwealth Securities Limited ("CommSec") for a placement of approximately 30.3 million ordinary shares. The underwritten placement will be undertaken by way of a bookbuild at a minimum price of $1.65 per share to raise at least $50 million.

The purpose of the placement is to raise funds to meet the expanding capital requirements of the Company's business including site acquisitions, the continued development of residential, commercial and industrial properties, and to continue to accelerate the Company's Wholesale Property Trust programme.

The transaction will improve the underlying liquidity for the Company's shares and create greater and broader market acceptance. To assist in this objective, CapitaLand Limited, Australand's largest shareholder, will not participate in this placement and its shareholding will reduce from 63.3% to approximately 59%. CapitaLand Limited has no current intention to further reduce its holding in Australand.

Australand is also pleased to announce its intention to establish a Share Purchase Plan to provide an opportunity for all eligible shareholders to participate in the capital raising. Full details of the Share Purchase Plan will be set out in documentation that will shortly be sent out to shareholders.

For further information about this announcement please contact:
Mr Brendan Crotty, Managing Director or
Mr Michael Newsom, General Counsel
Australand Holdings Limited Tel: (02) 9767 – 2000

Yours faithfully

Michael Smith
Company Secretary

CapitaLand

02 MAR 27 AM 8:52

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has issued today its proforma full year financial statement. For details, please refer to the announcement posted by Hind on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
7 February 2002

s: ses/sgx-annc/Hind/resultsfullyr2001-clannc.doc
7 Feb 2002 (JLMS/zz)

MASNET No. 45 OF 07.02.2002
Announcement No. 45

HIND HOTELS INTERNATIONAL LIMITED

Proforma Full Year Financial Statement

Full-year financial statement results for the year ended 31 December 2001.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	2001	2000	Change
1.(a)	Turnover	0	0	0	0	0	0
1.(b)	Investment income	0	0	0	0	0	0
1.(c)	Other income including interest income	0	0	0	63	216	(71)
2.(a)	Operating (loss)/profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	0	0	0	(1,230)	43	NM
2.(b)(i)	Interest on borrowings	0	0	0	0	0	0
2.(b)(ii)	Depreciation and amortisation	0	0	0	0	0	0
2.(b)(iii)	Foreign exchange gain/(loss)	0	0	0	0	0	0
2.(c)	Exceptional items	0	0	0	0	0	0
2.(d)	Operating (loss)/profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	0	0	0	(1,230)	43	NM

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	2001	2000	Change
2.(e)	Income derived from associated companies	0	0	0	0	0	0
2.(f)	Less income tax	0	0	0	10	(25)	NM
2.(g)(i)	Operating (loss)/profit after tax before deducting minority interests	0	0	0	(1,220)	18	NM
2.(g)(ii)	Less minority interests	0	0	0	0	0	0
2.(h)	Operating (loss)/profit after tax attributable to members of the company	0	0	0	(1,220)	18	NM
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company 0	0	0	0	0	0	0
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
02.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating (loss)/profit after tax and extraordinary items attributable to members of the company	0	0	0	(1,220)	18	NM

	Group Figures	
	Latest year	Previous year
3.(a) Operating profit/(loss) [2(g)(I) above] as a percentage of turnover [1(a) above]	0.00%	0.00%
3.(b) Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	(3.28)%	0.05%
3.(c) Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
(i) Based on existing issued share capital	(1.85 cents)	0.03 cent
(ii) On a fully diluted basis	(1.85 cents)	0.03 cent
3.(d) Earnings per share based on 2(j) above:-		
(i) Based on existing issued share capital	(1.85 cents)	0.03 cent
(ii) On a fully diluted basis	(1.85 cents)	0.03 cent
3.(e) Net tangible asset backing per ordinary share	56.4 cents	58.2 cents

The above are Company figures.

	Group			Company		
	S$'000		%	S$'000		%
	Latest year	Previous year	Change	2001	2000	Change
4.(a) Sales reported for first half year	0	0	0	0	0	0
4.(b) Operating profit/(loss) [2(g)(i) above] reported for first half year	0	0	0	(23)	(13)	77
4.(c) Sales reported for second half year	0	0	0	0	0	0
4.(d) Operating profit/(loss) [2(g)(I) above] reported for second half year	0	0	0	(1,197)	31	NM

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was a $10k adjustment for overprovision of tax. It arose from the off budget tax rebate announced in October 2001.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of Investments/properties	$Profit/(Loss)
0	$0.00

5.(d) Any other comments relating to Paragraph 5

NIL

6. <u>Segmental Results</u>

(a) Business Segment

	Investment	Hotel operations	Property development	Total
	$'000	$'000	$'000	$'000
Revenue and Expenses				
<u>2001</u>				
Revenue	-	-	-	-
Other income	51	-	12	63
Property tax	-	-	(1,158)	(1,158)
Segment results	51	-	(1,146)	(1,095)
Unallocated expenses				(135)
Loss from ordinary activities before taxation				(1,230)
Taxation				10
Net loss for the year				(1,220)
<u>2000</u>				
Revenue	-	-	-	-
Other income	216	-	-	216
Administrative expenses	-	-	-	-
Segment results	216	-	-	216
Unallocated expenses				(173)
Profit from ordinary activities before taxation				43
Taxation				(25)
Net profit for the year				18
Assets and Liabilities				
<u>2001</u>				
Assets	3,265	-	34,872	38,137
Liabilities	583	170	166	919

2000								
Assets		5,217		-		34,595		39,812
Liabilities		960		206		208		1,374

(b) The geographical segment of the Company's operation is in Singapore.

7.(a) Review of the performance of the company and its principal subsidiaries

The company has ceased hotel operations with the closure of the hotel in September 1999. Hence there was no turnover during the year under review.

Income consisting mainly of interest income from fixed deposits reduced from $216,000 in the prior year to $51,000 due to a decrease in cash and fixed deposits, resulting from payments for property tax, professional fees and prior year's income tax. The company incurred a pre-tax loss of $1,230,000 for the year under review, compared to a profit of $43,000 in the prior year. This was mainly because property tax, amounting to $1,158,000 for the year under review, was charged as an expense to the profit and loss account, whereas it was capitalised as part of the costs of property development in prior years. The change in treatment was made to align it with the CapitaLand group policy.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

The Directors are not aware of the occurrence of any item or event of a material or unusual nature which would have affected materially the results of operations of the company between 31 December 2001 and the date of this report.

8. Commentary on current year prospects

As previously indicated, we intend to redevelop our site, located in a prime location, into up-market condominium units for sale. Much planning work is underway to ensure that the development optimizes the site and that the product is appropriate for the target market. We will continue to monitor prevailing market conditions to determine the appropriate timing for the launch of the project.

9. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	0	0
Preference	0	0
Total:	0	0

(d) Date payable

NA

(e) Books closing date

NA

(f) Any other comments relating to Paragraph 9

NIL

10. Balance sheet

Balance Sheet as at 31 December

		2001		2000
		$'000		$'000
CAPITAL AND RESERVE				
Share capital – ordinary shares only		66,000		66,000
Accumulated losses		(28,782)		(27,562)
		37,218		38,438
Represented by:-				
Current assets		38,137		39,812
Less :				
Current liabilities		(919)		(1,374)
Net Current assets		37,218		38,438
Net assets		37,218		38,438

11. Details of any changes in the company's issued share capital

NIL

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001		As at 31/12/2000	
Secured	Unsecured	Secured	Unsecured
0	0	0	0

82-4507

(b)

AmoiSecured at 31/12/2	Unsecured ear	Secured at 31/12/2	Unsecured
		0	0

(c) Any other comments relating to Paragraph 12

Above (a) and (b) are Company figures.

BY ORDER OF THE BOARD

Lim Mei YI
Company Secretary
07/02/2002

CapitaLand

02 MAR 27 AM 8:52

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "ADDITIONAL INFORMATION ON PROFORMA FULL YEAR FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the above matter. Attached Raffles announcement is for information.

Lim Mei Yi
Company Secretary
7 February 2002

s: ses/sgx-annc/raffles/add info on full year results-cl annc.doc
7 Feb 2002 (JLMS/tln)

82-4507

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Additional Information on Proforma Full Year Financial Statements and Dividend Announcement for the Financial Year Ended 31 December 2001

Raffles Holdings Limited (the "Company") is pleased to provide the following additional information on its Proforma Full Year Financial Statements and Dividend Announcement for the Financial Year Ended 31 December 2001 announced on 4 February 2002.

1. Notes to the Accounts – Exceptional Items

   In its announcement on the Completion of the Swissotel Hotels & Resorts Acquisition dated 5 June 2001, the Company had stated that as of the acquisition's closing, certain contractual matters were pending resolution.

   As at 31 December 2001, the contractual matters relating to the management contracts of the five hotel properties in the US were still pending resolution. Accordingly, for prudence, the Company has made provisions for the contractual obligations and the value ascribed to these contracts in the financial statements for the year ended 31 December 2001. The amount of $24.7 million is part of the $94.8 million provisions made in 2001.

2. Review of the performance of the Company and its principal subsidiaries

   The increase in Other Income of $14.9 million or 332% over the previous financial year, was mainly due to interest income derived from proceeds from the Company's divestment of a 55% equity stake in Raffles City (Private) Limited (now known as Tincel Properties (Private) Limited) that were pending redeployment, as well as interest income on shareholder's loans to an associated company.

Submitted by Desmond Lee, Company Secretary on 07/02/2002 to the SGX.

Embargoed for release till 5.00 pm, 8 February 2002

CAPITALAND LIMITED
2001 FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Full year financial statement on consolidated results for the year ended 31 December 2001.
These figures have not been audited.

		Group			Company		
		2001 S$'000	2000 S$'000	% Change	2001 S$'000	2000 S$'000	% Change
1(a)	**Turnover**	**3,367,939**	**2,921,708**	**15.3**	**101,436**	**407,552**	**(75.1)**
1(b)	Investment income	6,301	6,890	(8.5)	70,937	373,173	(81.0)
1(c)	Other income including interest income	752,197	155,430	383.9	155,587	82,424	88.8
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	535,575	438,743	22.1	197,759	453,670	(56.4)
2(b)(i)	Interest on borrowings (including RCCPS dividend)	(432,778)	(422,870)	2.3	(140,803)	(114,090)	23.4
2(b)(ii)	Depreciation and amortisation	(161,724)	(120,348)	34.4	(1,425)	(1,113)	28.0
2(b)(iii)	Foreign exchange gain	9,954	665	NM	3,682	1,064	246.1
2(c)	Exceptional items	-	-	-	-	-	-
2(d)	Operating (loss)/profit before income tax, minority interests and extraordinary items	(48,973)	(103,810)	(52.8)	59,213	339,531	(82.6)
2(e)	Share of results of associated companies, joint ventures and partnerships	21,823	(8,537)	NM	-	-	-
	Operating (loss)/profit before tax	(27,150)	(112,347)	(75.8)	59,213	339,531	(82.6)
2(f)	Taxation	(105,461)	(121,613)	(13.3)	(20,181)	(87,885)	(77.0)
2(g)(i)	**(Loss)/Profit after tax**	**(132,611)**	**(233,960)**	**(43.3)**	**39,032**	**251,646**	**(84.5)**
2(g)(ii)	Minority interests (MI)	(142,435)	(53,019)	168.6	-	-	-
2(h)	**(Loss)/Profit after tax & MI**	**(275,046)**	**(286,979)**	**(4.2)**	**39,032**	**251,646**	**(84.5)**
2(i)	Extraordinary items (EI)	-	-	-	-	-	-
2(j)	**(Loss)/Profit after tax, MI & EI attributable to members of the Company**	**(275,046)**	**(286,979)**	**(4.2)**	**39,032**	**251,646**	**(84.5)**

Note: *Comparative figures have been adjusted to conform with current year's presentation. Please see Paragraph 14 for more details.*

NM *Not meaningful*

CAPITALAND LIMITED
ANNEX 1: 4Q vs 3Q 2001 PROFIT AND LOSS STATEMENT

		Group		
		4Q 2001 (3 mths) S$'000	**3Q 2001 (3 mths) S$'000**	**% Change**
1(a)	**Turnover**	**747,013**	**873,803**	**(14.5)**
1(b)	Investment income	1,834	188	875.5
1(c)	Other income including interest income	127,514	70,299	81.4
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	4,757	237,299	(98.0)
2(b)(i)	Interest on borrowings (including RCCPS dividend)	(107,108)	(100,028)	7.1
2(b)(ii)	Depreciation and amortisation	(38,265)	(40,574)	(5.7)
2(b)(iii)	Foreign exchange gain/(loss)	15,371	(9,850)	NM
2(c)	Exceptional items	-	-	-
2(d)	Operating (loss)/profit before income tax, minority interests and extraordinary items	(125,245)	86,847	NM
2(e)	Share of results of associated companies, joint ventures and partnerships	33,414	13,475	148.0
	Operating (loss)/profit before tax	(91,831)	100,322	NM
2(f)	Taxation	(48,438)	(14,215)	240.8
2(g)(i)	**(Loss)/Profit after tax**	**(140,269)**	**86,107**	**NM**
2(g)(ii)	Minority interests (MI)	51,163	(3,704)	NM
2(h)	**(Loss)/Profit after tax & MI**	**(89,106)**	**82,403**	**NM**
2(i)	Extraordinary items (EI)	-	-	-
2(j)	**(Loss)/Profit after tax, MI & EI attributable to members of the Company**	**(89,106)**	**82,403**	**NM**

NM *Not meaningful.*

		Group	
		2001	**2000**
3(a)	Profit after tax [2(g)(i) above] as a % of turnover	(3.94)%	(8.01)%
3(b)	Profit after tax & MI [2(h) above] as a % of issued capital and reserves at end of year	(4.58)%	(4.08)%

The 2000 comparative ratios have been adjusted to conform with current year's presentation. The 2000 ratios previously reported for 3(a) and 3(b) were 6.61% and 1.50% respectively.

3(c) <u>Earnings per ordinary share (EPS) based on 2(h) profit after tax & MI but before EI</u>

In line with revised Statement of Accounting Standard 8, the extraordinary items for 2000 have been reclassified and presented before calculating "operating profit before taxation". Hence, there is no difference in the profit figures based on 2(h) and 2(j).

The EPS based on existing share capital is calculated on the profit set out in 2(h) and 2(j) above and the weighted average number of issued shares of 2,517.3 million (2000 : 2,503.3 million) during the year.

In computing the EPS on fully diluted basis, share options whose exercise prices are equal to or above the market share price of the Company as at 31/12/2001 are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis is 2,517.3 million (2000 : 2,505.3 million).

		Group	
		2001	**2000**
3(c)(i)	Based on existing issued share capital (cents)	(10.9)	(11.5)
3(c)(ii)	Based on fully diluted basis (cents)	(10.9)	(11.5)

3(d) <u>Earnings per ordinary share (EPS) based on 2(j) profit after tax, MI & EI</u>

		Group	
		2001	**2000**
3(d)(i)	Based on existing issued share capital (cents)	(10.9)	(11.5)
3(d)(ii)	Based on fully diluted basis (cents)	(10.9)	(11.5)

3(e) <u>Net tangible assets (NTA) backing per ordinary share</u>

	Group	
	2001	**2000**
NTA per ordinary share	$2.37	$2.80

The 2000 NTA per share (previously reported as $2.78) has been adjusted to conform with current year presentation. The fall in NTA per share to $2.37 was largely due to the Group's share of provisions totalling $691.6 million made in the current year and revaluation deficits of $424.9 million charged to reserves.

4. **Comparison of half yearly results**

		Group			Company		
		2001 S$'000	2000 S$'000	% Change	2001 S$'000	2000 S$'000	% Change
4(a)	Sales reported for first half year	1,747,123	1,379,695	26.6	71,315	79,303	(10.1)
4(b)	Profit after tax but before MI and EI [2(g)(i) above] reported for the first half year	(78,449)	(188,449)	(58.4)	13,871	38,843	(64.3)
4(c)	Sales reported for second half year	1,620,816	1,542,013	5.1	30,121	328,249	(90.8)
4(d)	Profit after tax but before MI and EI [2(g)(i) above] reported for the second half year	(54,162)	(45,511)	19.0	25,161	212,803	(88.2)

5(a) **Amount of any adjustment for under or over-provision of tax in respect of prior years**

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and timing differences.

The Group's tax charge in 2001 included a write-back of $12.0 million for adjustments in respect of prior years' tax comprising an over provision of current tax of $10.2 million and $1.8 million of deferred tax (2000: net write-back of $10.1 million comprising over-provision $13.8 million of current tax and an under-provision of $3.7 million for deferred tax).

5(b) **Amount of any pre-acquisition profits**

There were no pre-acquisition profits included in the results reported.

5(c) **Amount of profits on any sale of investments and/or properties**

Sale of investments/properties	Group's share of Profit after tax and MI $M
First nine months' accumulated divestment gains (for details, please refer to 2001 Third Quarter Announcement)	389.3
Divestment of 131, Finsbury Pavement, London	29.2
Laguna Golf Course	9.6
Sale of shares in Parkway Holdings	1.8
Others	1.9
Total Group's share of divestment gains after tax & MI	**431.8**

5(d) **Any other comments relating to Paragraph 5**

Nil.

6. Segmental Results

6(a) By Strategic Business Units (SBUs)

	Turnover			Profit before interest & tax		
	2001 S$'000	2000 S$'000	% Change	2001 S$'000	2000 S$'000	% Change
Commercial & Fund Mgt	489,477	433,796	12.8	384,545	268,221	43.4
Residential	2,005,927	1,689,824	18.7	(340,777)	189,416	NM
The Ascott Group *	282,070	247,495	14.0	48,448	95,661	(49.4)
RHL Group & RCH **	476,629	445,074	7.1	338,912	94,525	258.5
Property Services Group	115,546	92,610	24.8	11,264	16,653	(32.4)
E-Business	618	19	NM	(5,447)	(3,235)	68.4
Non-Core Businesses	24,112	29,389	(18.0)	(40,458)	(354,628)	(88.6)
- 3 Other Hotels	24,112	29,389	(18.0)	14,742	(158,356)	NM
- Healthcare	-	-	-	(55,200)	(196,272)	(71.9)
Corporate and and consolidation adjms	(26,440)	(16,499)	60.3	9,141	3,910	133.8
Group	**3,367,939**	**2,921,708**	**15.3**	**405,628**	**310,523**	**30.6**

* *Although the Ascott Group prepared its financial statements on merger accounting, The Ascott Limited became a subsidiary only on 25 November 2000 from CapitaLand Group's perspective. Hence, the 2000 comparative turnover and profit shown above pertain only to the former Somerset Group which was a subsidiary of CapitaLand Group.*

** *Depreciation of about $24.4M (2000 : $26M) was put through at Group level to align Raffles Holdings' depreciation rates for its hotels to the Group's depreciation rates. In addition, RC Hotels Pte Ltd is a 49% associated company at Raffles Holdings Group level but is a 64.1% subsidiary at CapitaLand Group level. Accordingly, adjustments have been made to consolidate RC Hotels Pte Ltd as a subsidiary.*

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover			Profit before interest & tax		
	2001 S$'000	2000 S$'000	% Change	2001 S$'000	2000 S$'000	% Change
The Ascott Group	282,070	298,266	(5.4)	112,757	112,884	(0.1)
Raffles Holdings Group	358,602	336,328	6.6	252,402	123,402	104.5

6(b) By Business Activities

	Turnover			Profit before interest & tax		
	2001 S$'000	2000 S$'000	% Change	2001 S$'000	2000 S$'000	% Change
Commercial	619,320	463,626	33.6	595,844	288,133	106.8
Residential	2,054,157	1,863,900	10.2	(322,855)	296,843	NM
Serviced Residences	138,947	91,440	52.0	15,686	31,914	(50.8)
Hotels	470,576	398,084	18.2	148,985	(132,166)	NM
Property Mgt & Services	116,286	117,769	(1.3)	11,397	22,258	(48.8)
E-Business	618	19	NM	(5,447)	(3,235)	68.4
Others	27,520	65,902	(58.2)	(37,982)	(191,291)	(80.1)
Inter-segment elimination and consolidation adjms	(59,485)	(79,032)	(24.7)	-	(1,933)	NM
Group	**3,367,939**	**2,921,708**	**15.3**	**405,628**	**310,523**	**30.6**

6(c) By Geographical Location

	Turnover			Profit before interest & tax		
	2001 S$'000	**2000 S$'000**	**% Change**	**2001 S$'000**	**2000 S$'000**	**% Change**
Singapore	1,404,109	1,448,012	(3.0)	295,568	420,350	(29.7)
Australia & New Zealand	1,228,954	1,026,021	19.8	122,009	132,887	(8.2)
China & Hong Kong	340,423	228,020	49.3	(3,857)	(184,183)	(97.9)
Other Asia	81,285	54,846	48.2	24,867	(165,546)	NM
United Kingdom	168,802	137,695	22.6	62,906	108,308	(41.9)
Others	144,366	30,592	371.9	(95,865)	579	NM
Inter-segment elimination and consolidation adjms	-	(3,478)	NM	-	(1,872)	NM
Group	**3,367,939**	**2,921,708**	**15.3**	**405,628**	**310,523**	**30.6**

6(d) By Strategic Business Units (SBUs) – 4Q 2001 vs 3Q 2001

	Turnover			Profit before interest & tax		
	4Q 2001 (3 mths) S$'000	**3Q 2001 (3 mths) S$'000**	**% Change**	**4Q 2001 (3 mths) S$'000**	**3Q 2001 (3 mths) S$'000**	**% Change**
Commercial & Fund Mgt	106,958	121,333	(11.8)	106,058	100,490	5.5
Residential	430,581	517,233	(16.8)	31,069	59,994	(48.2)
The Ascott Group *	66,885	73,980	(9.6)	(17,812)	18,478	NM
RHL Group & RCH **	119,500	125,746	(5.0)	(123,672)	(1,138)	NM
Property Services Group	32,066	33,592	(4.5)	1,849	1,200	54.1
E-Business	598	20	NM	(2,108)	(1,428)	47.6
Non-Core Businesses	-	10,063	NM	(1,507)	27,061	NM
- 3 Other Hotels	-	10,063	NM	1,693	23,461	(92.8)
- Healthcare	-	-	-	(3,200)	3,600	NM
Corporate and consolidation adjms	(9,575)	(8,164)	17.3	21,400	(4,307)	NM
Group	**747,013**	**873,803**	**(14.5)**	**15,277**	**200,350**	**(92.4)**

7. Review of performance

Overview

At the time of merger in late 2000, the Group set several financial goals that it wished to achieve within 3 to 5 years. It also identified certain key strategies that would enable the Group to meet its targets. The Group is pleased to report that it has made significant progress in executing these strategies in 2001 which had strengthened its balance sheet, intensified its focus on core competencies and grew its third party management fee income.

Nevertheless, declining property values, the general worldwide economic downturn and the effects of the September 11 attacks made 2001 a very difficult year. For the year under review, besides revaluation deficits of $424.9 million which had been charged to reserves, the Group also made provisions totalling $747.2 million (Group's share is $691.6 million) which had been charged to the profit and loss account. These provisions include:-

- $500.3 million for Singapore residential projects and landbank;
- $38.9 million revaluation deficits for properties in Hong Kong;
- $61.1 million for Parkway shares and Vista Heathcare;
- $112.4 million by Raffles Holdings Group for impairment in carrying values of property, plant and equipment and investments; and
- $34.4 million flowed from The Ascott Group mainly from provisions for loans to third parties and impairment in values of properties.

As a consequence of the above provisions, the Group recorded a loss after tax and minority interests of $275.0 million, a marginally lower loss compared to 2000 loss of $287.0 million. Without the provisions, a profit of $416.6 million would have been achieved versus 2000 profit of $140.8 million (without provisions).

Through sales of non-core and fringe assets, the Group generated divestment proceeds of about $1.7 billion and gains of $431.8 million. As a result, the Group improved its gearing from 0.92 in 2000 to 0.87 at 2001 year-end. The improvement in gearing would have been more significant had the above provisions and revaluation deficits not been made. Excluding the effects of the said provisions and revaluation deficits, gearing would have dropped to 0.76.

Despite the loss of contribution from divested properties and the weak market sentiments, the Group achieved the 10% to 15% revenue growth set for 2001. Group's turnover was $3,367.9 million versus $2,921.7 million in 2000, a 15.3% increase. This is on the back of better residential sales from Australand and China and full year contribution from Capital Tower and Canary Riverside.

Segment Performance

Commercial & Property Fund Mgt SBU: CapitaLand Commercial Limited ("CCL")

CCL generated EBIT of $384.5 million, a growth of 43.4%, or $116.3 million, over the previous year, due to gains from divestments and investments. The divestments included Pidemco Centre, The Adelphi, a 20% stake in Temasek Tower (all three of which were injected into the Eureka Office Fund), Finsbury Pavement, Thomson Plaza, 11 Beach Road, 79 Anson Road, Little India Arcade and Laguna Golf & Country Club. All of these properties, with the exception of Finsbury Pavement in the U.K., are situated in Singapore.

Singapore-based commercial properties accounted for 85% of the EBIT contributions, with the balance coming from overseas properties. EBIT from overseas properties increased more than two-fold in 2001. This increase is due to the improved performance of Pidemco Tower in Shanghai, the Menara Citibank building in Malaysia and the newly acquired Shinjuku Square in Tokyo. CCL's improved EBIT is also due to lower revaluation deficits charged to the profit and loss account in 2001 as compared to previous year ($0.5 million vs $69 million).

CCL's turnover grew by 12.8% to $489.5 million mainly due to a higher contribution from the Canary Riverside project in the U.K. and higher rental income from Capital Tower in Singapore. Canary Riverside became a subsidiary of the Group in 4Q2000. Capital Tower also contributed full year in 2001 with near 100% occupancy at year-end. Overall, revenue contributions from overseas properties increased from 27% to 31% in 2001.

Residential SBU: CapitaLand Residential Limited ("CRL")

CRL recorded a negative EBIT of $340.8 million compared to positive EBIT of $189.4 million in 2000. The decrease in EBIT was mainly due to the provision made at the end of 1H2001 for Singapore projects and landbank as well as the Group's share of the revaluation deficit of Hong Kong Parkview Tower of $25.8 million in 2H2001.

CRL's 2001 turnover was $2,005.9 million, representing an 18.7% increase over the previous year. The increase was mainly contributed by higher sales from Australia operation.

CRL launched Tanamera Crest and Sunglade in 1H2001 and The Levelz in the 2H2001. Despite the difficult condition in the private housing market, CRL achieved 100% sales for Tanamera Crest and more than 83% and 75% sold-to-date for Sunglade and The Levelz respectively. CRL also relaunched Woodsvale EC and the Floravale EC. Strong sales pushed the percentage sold to more than 98% and 88% respectively.

Two projects obtained TOP in 2001. Central Grove obtained TOP in April and The Clearwater project obtained TOP in September.

In 2001, two new projects, Manhattan Heights and Summit Panorama, were launched in China and were well received with more than 94% and 84% take-up rates. Chrysanthemum Park phase I obtained TOP in June 2001.

Services Residences SBU (The Ascott Group)

Full year EBIT of $48.4 million is 49.4% lower than 2000's $95.7 million, mainly due to loss of contribution from divested assets and provisions for loans to third parties and impairment in values of properties.

The SBU's turnover increased 14.0% year-on-year to $282.1 million. This is mainly attributable to the consolidation of turnover from the former Ascott Group and improved occupancy and rental rates in its core serviced residence sector.

Hotels SBU: Raffles Holdings and RC Hotels ("Raffles")

For the full year ended 31 December, Raffles' EBIT increased 258.5% to $338.9 million, from $94.5 million in 2000. This was mainly due to the gain of $461.9 million from Raffles' divestment of 55% of Raffles City. However, this gain was partially offset by a $112.4 million provision.

Raffles recorded turnover of $476.6 million, an increase of 7.1% over the same period last year. The bulk of the increase is due to the acquisition of Swissotel in June 2001. The increase was partially offset by the loss of turnover attributable to divestment of 55% of Raffles City.

Property Services SBU: Premas

Revenue increased by $22.9 million from $92.6 million in 2000 to $115.5 million in 2001 due to new contracts secured. EBIT dropped by $5.4 million mainly due to additional provision for investments in 2001 and costs incurred in connection with business expansion requirements.

E-Business SBU: pFission

Full year loss before interest and tax was $5.4 million compared to a loss of $3.2 million last year.

Non Core Business: Healthcare

The Group sold its 16.7% stake in Parkway Holdings in December for $119.2 million vs written down cost of $117.4 million, resulting in a gain of $1.8 million

Company's Performance

The Company's after-tax profit declined by $212.6 million in 2001 to $39.0 million. This was mainly attributable to the lower dividend and interest income from subsidiaries and the write-off of cost of investments and loans upon the disposal of subsidiaries holding the three overseas hotels.

Events Subsequent to Balance Sheet Date

In the opinion of the directors, no item or event of a material or unusual nature has occurred between 31 December 2001 and the date of this report which would materially affect the results of the operations of the Company and the Group for the year ended 31 December 2001.

8. Commentary on current year prospects

Commercial & Property Fund Mgt SBU: CapitaLand Commercial Limited ("CCL")

The year ahead is expected to be a challenging one as the soft market in the commercial sector is expected to persist at least for the first half of 2002. This will have an impact on space demand, divestments and profitability. However, fee-based income is expected to grow as a result of increased focus on financial and capital asset management activities. CCL will continue to divest fringe and non-core assets and improve on the yields of its properties through asset enhancements and active management.

Residential SBU: CapitaLand Residential Limited ("CRL")

Conditions for the residential market in Singapore were challenging in 2001. Activity, however, picked up in the last two months of 2001. As a result, the new launches and re-launches experienced good take-up rates. CRL expects 2002 to continue to be challenging and margins to be thin.

Following the successful launches of two projects in 2001, CRL expects its China operations to post EBIT growth in 2002.

Australand will continue to make a positive impact on Group's profitability. Its performance is expected to exceed that of 2001.

Overall, CRL expects revenue and EBIT for 2002 to be similar to that which it would have reported in 2001 had it not made provisions.

Serviced Residences SBU: The Ascott Group ("Ascott")

Overall, Ascott expects its operating performance to continue to be underpinned by stepped up sales and marketing effort, a well-diversified client base and increased savings from ongoing clustering of property operations. Additional contributions are expected from new investments, improved performance in existing properties and full year contribution from properties opened in 2001.

Ascott also expects to benefit from the low interest rate environment. However, it does not expect any significant exceptional gains from divestment of non-core assets. Based on the above, Ascott believes that first quarter of 2002 will be profitable, though attributable profit for 2002 will not achieve the same level as that for 2001.

Hotels SBU: Raffles Holdings and RC Hotels ("Raffles")

In line with the economic outlook, there are considerable uncertainty with respect to travel and lodging demand in 2002. The emerging consensus is that lodging operating fundamentals are expected to show improvement from second half of 2002 and recovery in early 2003.

In line with the continuing weak market outlook, Raffles expects to record a loss in the first quarter of 2002. However, Raffles expects to be profitable for the full year 2002 but this will be significantly lower than that of 2001 as no exceptional income is foreseen at this point in time.

The timely divestment of 55% of Raffles City Pte Ltd was part of the strategic plan to leverage on the Group's assets to fuel its future growth and expansion.

Property Services SBU: Premas

Earnings are expected to be steady as renewals for most major contracts have been secured. The SBU is targeting for further growth in Singapore and the region through its value added integrated services.

E-Business SBU: pFission

In today's difficult and changing environment, IT and technology will continue to make significant impact on property. In particular, work processes within real estate companies and the types of real estate products coming into the market will have to increasingly embody and leverage off these new technologies. To this end, pFission will maintain its approach of seeking technologies for which Group companies have immediate needs for, and adapting the appropriate technologies for industry adoption.

Overall Prospects for 2002

In 2002, CapitaLand will continue to strengthen its balance sheet through various financing activities and additional divestments. During the course of the year, the company expects to divest another $500 million to $1 billion of its assets. A portion of the proceeds from these sales will be used to pay down debt.

CapitaLand expects its 2002 turnover to be comparable to that achieved in 2001. The Group anticipates being able to maintain its revenue level, despite its $1.7 billion worth of divestments in 2001 and the corresponding loss of revenue from those properties. CapitaLand expects that its 2001 acquisitions, including the Swissotel and Oakford chains by Raffles Holdings and The Ascott Group Limited, will offset the loss of contribution from assets divested in 2001.

CapitaLand also anticipates increasing its EBIT in 2002. This is due, in part, to the fact that the Group does not foresee the need to make provisions comparable to those taken in 2001. Residential projects in China, the growth in fee-based income and Ascott's improved operational results will also help to boost EBIT.

The Group will continue to build its management fee business. CapitaLand expects its management fee income to increase as CapitaLand Financial continues to explore new opportunities and the other SBUs vie for additional third party management contracts.

Although CapitaLand anticipates market weakness to continue in the first quarter, it expects posting a full-year profit in 2002.

9. Dividend

The Board of Directors is recommending the payment of a first and final dividend as follows:-

9(a) Present Period

Name of Dividend	**First and Final**	**Preferential Dividend**
Dividend Type	Cash	Cash
Dividend Rate	3% per ordinary share less tax	2% per preference share less tax
Par value of shares	S$1.00	US$1.00
Tax Rate	24.5%	24.5%

9(b) Previous Corresponding Period

Name of Dividend	**First and Final**	**Preferential Dividend**
Dividend Type	Cash	Cash
Dividend Rate	2% per ordinary share less tax	2% per preference share less tax
Par value of shares	S$1.00	US$1.00
Tax Rate	24.5%	24.5%

9(c) Total Annual Dividend

	Latest Year (S$'000)	**Previous Year (S$'000)**
Ordinary	57,018	38,012
Preference	6,330	6,091
Total	**63,348**	**44,103**

9(d) Date payable

To be announced at a later date.

9(e) Books closing date

To be announced at a later date.

9(f) Any other comments relating to Paragraph 9

Nil

10. Balance Sheet

	Group			Company		
	2001 S$'000	Restated 2000 S$'000	% Change	2001 S$'000	Restated 2000 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	2,252,825	2,189,344	2.9	3,019	4,232	(28.7)
Investment Properties	6,654,530	8,647,173	(23.0)	-	-	-
Properties under Development	383,873	471,414	(18.6)	-	-	-
Interests in Subsidiaries	-	-	-	6,398,012	5,619,701	13.8
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,431,790	1,581,741	53.7	-	63,788	NM
Intangible Assets	35,594	-	NM	-	-	-
Other Assets	209,944	451,339	(53.5)	25	25	-
Current Assets	6,384,270	6,244,564	2.2	1,883,821	1,714,952	9.8
Devt Properties for Sale	*3,445,158*	*4,281,178*	*(19.5)*	-	-	-
Trade & Other Receivables	*921,926*	*1,066,819*	*(13.6)*	*1,623,071*	*1,385,129*	*17.2*
Cash & Cash Equivalents	*1,922,557*	*879,298*	*118.6*	*253,285*	*329,823*	*(23.2)*
Other Current Assets	*94,629*	*17,269*	*448.0*	*7,465*	-	*NM*
Less: Current Liabilities	6,284,155	5,835,395	7.7	1,507,889	1,641,189	(8.1)
Trade & Other Payables	*1,346,083*	*1,289,875*	*4.4*	*59,879*	*229,167*	*(73.9)*
Short-Term Borrowings	*4,795,682*	*4,372,532*	*9.7*	*1,252,582*	*1,234,648*	*1.5*
Other Current Liabilities	*142,390*	*172,988*	*(17.7)*	*195,428*	*177,374*	*10.2*
Net Current Assets	100,115	409,169	(75.5)	375,932	73,763	409.6
Less: Non-Current Liabilities						
Long-Term Borrowings	4,015,833	4,687,308	(14.3)	942,809	786,072	19.9
Other Non-Current Liabilities	166,836	166,618	-	885,596	26,635	NM
	7,886,002	**8,896,254**	**(11.4)**	**4,948,583**	**4,948,802**	-
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,482,747	4,525,043	(23.0)	2,431,233	2,431,452	-
Shareholders' Funds	6,000,097	7,042,393	(14.8)	4,948,583	4,948,802	-
Minority Interests	1,885,905	1,853,861	1.7	-	-	-
	7,886,002	**8,896,254**	**(11.4)**	**4,948,583**	**4,948,802**	-

11. **Details of any changes in the Company's issued share capital**

	Company	
	Full Year ended 31/12/2001 S$'000	**9 months ended 30/9/2001 S$'000**
Issued and fully paid ordinary share of S$1.00 each :-		
At the beginning and end of the periods	**2,517,350**	**2,517,350**
Number of ordinary shares of S$1.00 each that may be issued on exercise of all share options outstanding at the end of each period	**41,038,712**	**39,573,080**

12. **Comparative figures of the group's borrowings and debt securities**

		Group	
		As at 31/12/2001 S$'000	**As at 30/9/2001 S$'000**
12(a)	**Amount repayable in one year or less, or on demand:-**		
	Secured	1,132,427	765,980
	Unsecured	3,663,255	3,551,727
	Sub-Total 1	**4,795,682**	**4,317,707**
12(b)	**Amount repayable after one year:-**		
	Secured	1,945,393	2,270,125
	Unsecured	2,070,440	1,967,859
	Sub-Total 2	**4,015,833**	**4,237,984**
	Total	**8,811,515**	**8,555,691**

12(c) **Any other comments relating to Paragraph 12**

Cash at bank and in hand as at 31/12/2001 was $1,922.6 million (30/9/2001: $1,506.7 million). Hence, total borrowings net of cash as at 31/12/2001 was $6,888.9 million (30/9/2001: $7,049.0 million).

13. **Cash Flows Statement**

	Group	
	FY2001 (12 months) S$M	**YTD Sep 2001 (9 months) S$M**
Net cashflow from operations	**1,557**	**968**
Divestments inflows	1,746	1,512
Investments outflows	(946)	(786)
Capital expenditure	(267)	(167)
Net cashflow before financing cost and tax	**2,090**	**1,527**
Net interest paid	(471)	(330)
Tax and dividend paid	(187)	(179)
Net cashflow after financing cost and tax	**1,432**	**1,018**

14. <u>Change in Accounting Policies</u>

In compliance with new and revised Statements of Accounting Standard, the Group has this year modified its accounting policies in respect of:

1. deferred expenditure (mainly pre-operating expenses of hotels and services) which is now written off in the year incurred instead of being amortised over an appropriate period. Deferred expenditure amounting to $36.3 million at 31/12/2000 has been reclassified in line with new SAS 34 on "Intangible Assets". An amount of $14.3 million was reclassified to prepayments in Current Assets and the balance $22 million relating to pre-operating expenses has been charged to opening retained earnings. At 2001 year-end, the intangible assets refers to goodwill on consolidation arising from acquisition of subsidiaries.
2. items outside the normal trading activities which were previously classified as "extraordinary". In line with revised SAS 8 on "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", these items are now presented before calculating "operating profit before taxation".
3. proposed final dividend which was previously recognised at balance sheet date as a liability is now recognised only upon approval by the Company's shareholders as per revised SAS 10 on "Contingencies and events occurring after the balance sheet date". Hence, the opening retained earnings has been restated by adding back the proposed dividend of $38 million for the financial year ended 31/12/2000.
4. general provisions which under the new SAS 31 on "Provisions, Contingent Liabilities and Contingent Assets" cannot be made. Hence, provision for cyclical maintenance amounting to $4.8 million has been added back to the opening retained earnings.

BY ORDER OF THE BOARD

Lim Mei Yi
Company Secretary
8 February 2002

CapitaLand

02 MAR 27 AM 8:52

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

NEWS RELEASE

For immediate release

CapitaLand nets a profit of S$417 million before provisions

After non-cash provisions, Group records net loss of $275 million

Singapore, 8 February 2002 -- CapitaLand Limited reported net profit after tax and minority interest ("MI") of $417 million, before provisions for the full-year period ended 31 December 2001. After accounting for non-cash provisions, the Group reported a net loss after tax and MI of $275 million for the year. In 2001, the Group made provisions totalling $747 million due to several factors including declining Singapore property values, the general worldwide economic slowdown, and the effects of the September 11 terrorists attack.

FINANCIAL HIGHLIGHTS

$ million	2001	2000	% Change
Turnover	3,368	2,922	15
Earnings before interest and tax ("EBIT")	406	311	31
Net profit after tax and MI			
- without provisions	417	141	196
- with provisions	(275)	(287)	4

Liew Mun Leong, President and CEO of CapitaLand said, "Despite the difficult operating conditions in 2001, all of our strategic business units reported higher turnover and EBIT. As a consequence, Group turnover increased 15.3% to $3.4 billion. This growth rate slightly exceeded the Group's full-year 2001 turnover projection made a year ago."

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

He added, "The Group's EBIT also improved significantly in 2001. As a result of strong contributions from CapitaLand Commercial, CapitaLand Fund Management and Raffles Holdings, Group EBIT jumped by more than 30% to $405.6 million. The Group's divestment programme was also highly successful. In 2001, the net cash flow from divestments and operations exceeded $2 billion. As a result, we have improved our gearing to 0.87. Excluding provisions and revaluation deficits, gearing would have fallen to 0.76. We are progressing towards our goal of becoming an asset-light property company."

Numerous non-core assets were divested in 2001 resulting in profits after tax and MI of more than $420 million. A portion of the divestment proceeds was used to pare down debt. Both The Ascott Group Limited ("The Ascott") and Raffles Holdings used some of their divestment proceeds to fund acquisitions to expand their hospitality businesses.

The Group continued to execute its strategy to grow its income from third-party management contracts and lighten its balance sheet. An example of a transaction that achieves both these objectives is CapitaLand Commercial's joint venture with ERGO Insurance of Germany to create the first Singapore dollar-denominated wholesale office property fund.

2001 was undoubtedly a difficult year for the Singapore residential market. However, after making mid-year provisions, CapitaLand Residential ("CRL") launched and sold 100% of Tanamera Crest and 75% of The Levelz. Overall, CRL sold a total of 1,223 units, representing a 14% share of the Singapore residential market.

2002 PROSPECTS:

In 2002, CapitaLand will continue to strengthen its balance sheet through various financing activities and additional divestments. The company expects to divest

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

another $500 million to $1 billion of its assets. A portion of the proceeds from these sales will be used to pare down debt.

CapitaLand expects its 2002 turnover to be comparable to that achieved in 2001. The Group anticipates being able to maintain its revenue level, despite its $1.7 billion worth of divestments in 2001 and the corresponding loss of revenue from those properties. CapitaLand expects that its 2001 acquisitions, including the Swissotel and Oakford chains by Raffles Holdings and The Ascott respectively, will offset the loss of contribution from assets divested in 2001.

CapitaLand also anticipates increasing its EBIT in 2002. This is due, in part, to the fact that the Group does not foresee the need to make provisions comparable to those taken in 2001. Residential projects in China, the growth in fee-based income and The Ascott's improved operational results will also help to boost EBIT.

The Group will continue to build its management fee business. CapitaLand expects its management fee income to increase as CapitaLand Financial continues to explore new opportunities while the other SBUs vie for additional third party management contracts.

CapitaLand anticipates posting a full-year profit in 2002.

--- END ---

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

view of management on future events. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media Contact:
Basskaran Nair
SVP, Communications
Tel: 8233 554

Analyst Contact:
George Tanasijevich
SVP, Equity Markets
Tel: 8233 535

For details on the analysts and media briefing, please visit our website www.capitaland.com.sg for our webcast (audio only) on that briefing.

CAPITALAND LIMITED

Notice Of Recent Valuation Of Properties

Date of valuation:	31/10/2001
Name of valuer:	Colliers Jardine Consultancy & Valuation (Singapore) Pte Ltd
Description of property:	A 7-storey shopping complex with 2 basement levels and a carpark - Plaza Singapura, 68 Orchard Road, Singapore
Valuation (S$)	668,000,000

Date of valuation:	31/10/2001
Name of valuer:	CB Richard Ellis
Description of property:	A major retail shopping centre with 2 basement levels of carparking and 5 levels of retail accomodation - Tampines Mall, 4 Tampines Central 5, Singapore
Valuation (S$)	409,000,000

The valuation reports for the above properties are available for inspection at 168 Robinson Road #30-01, Capital Tower, Singapore 068912 **during normal business hours up to** 07/05/2002.

Submitted by Lim Mei Yi, Company Secretary on 08/02/2002 to the SGX

Notice Of Recent Valuation Of Properties

Date of valuation:	31/10/2001
Name of valuer:	Jones Lang Lasalle
Description of property:	A 52-storey office building with a basement level - Capital Tower, 168 Robinson Road, Singapore
Valuation (S$)	846,000,000

Date of valuation:	31/10/2001
Name of valuer:	Jones Lang Lasalle
Description of property:	A 50-storey office building with 4 basement levels - Temasek Tower, 8 Shenton Way, Singapore
Valuation (S$)	758,000,000

Date of valuation:	31/10/2001
Name of valuer:	Jones Lang Lasalle
Description of property:	A 42-storey commercial building with 3 basement levels - 6 Battery Road, Singapore
Valuation (S$)	740,000,000

The valuation reports for the above properties are available for inspection at 168 Robinson Road #30-01, Capital Tower, Singapore 068912 **during normal business hours up to** 07/05/2002.

Submitted by Lim Mei Yi, Company Secretary on 08/02/2001 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENTS BY CAPITALAND'S AUSTRALIAN SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED

CapitaLand Limited's Australian subsidiary, Australand Holdings Limited, has today issued the following announcements:

(a) Resumption of trading in Australand Holdings Limited; and
(b) Placement of equity.

Attached AHL's announcements are for information.

Lim Mei Yi
Company Secretary
8 February 2002

s: ses/sgx-annc/australand/equityannc.doc
7 Feb 2002
JLMS/june

8 February 2002

Mr Benjamin Toh
Head of Trading Management
Singapore Exchange Limited
Fax 0011 65 5367 568

Copy to

Mr Stephen Yan
Australian Stock Exchange Limited
Fax (02) 9241 7620

Dear Benjamin

Re: Trading in Australand Holdings Limited : Share Placement

We refer to the suspension of the Company's shares yesterday, pending the placement of new capital.

Such capital raising is now complete and we should be pleased if you would reinstate trading in the Company's shares from the commencement of trading today.

We attach an announcement in relation to the result of the placement for release to the market.

Yours sincerely
Australand Holdings Limited

Michael Smith
Company Secretary

Att.

8 February 2002

The Manager
Company Announcements
Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Re: Placement of Equity

Australand Holdings Limited is pleased to announce that it has raised $60 million through the placement of 36.365 million new ordinary shares at $1.65 per share.

The placement was substantially oversubscribed resulting in Australand accepting oversubscriptions for $10 million.

The strong demand has resulted in a large number of new institutional and retail investors holding the Company's shares for the first time. The placement was also well supported by a number of the Company's existing institutional shareholders.

To further assist in creating greater liquidity in the Company's shares, CapitaLand Limited did not participate in the placement, thereby reducing its shareholding from 63.2% to approximately 58%.

The new shares are expected to be listed on the ASX on 15 February 2002. Details of the proposed Share Purchase Plan for existing shareholders will be made available shortly.

JBWere and Commonwealth Securities jointly underwrote the placement.

Yours faithfully

Michael Smith
Company Secretary

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

19 February 2002

Singapore Exchange Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Attention: Ms June Sim
Vice President, Issuer Regulation

Dear Sirs

CAPITALAND LIMITED
FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

We refer to your query about the Group's foreign exchange gain for the financial year ended 31 December 2001.

The increase in the Group's foreign exchange gain for the financial year ended 31 December 2001 over the previous financial year was, to a large extent, due to foreign exchange gain from revaluing its foreign currency net asset position at the end of December 2001. In addition, the Group's subsidiary, The Ascott Group Limited also reported foreign exchange gain in 2001 from refinancing a portion of its US dollar borrowings in Australian dollar and Sterling Pound borrowings.

Yours faithfully

Lim Mei Yi
Company Secretary

S:\SGXAnnc\FYend-query-revised.doc
(MR/june19Feb2002)

82-4507

CapitaLand

02 MAR 27 AM 8:52

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "INCREASE IN INVESTMENT IN ASCOTT GROUP (JERSEY) LIMITED"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
20 February 2002

s: ses/sgx-annc/ascott/ascott-jersey.doc
20 Feb 2002
LMY/june

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

INCREASE IN INVESTMENT IN ASCOTT GROUP (JERSEY) LIMITED

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirect wholly-owned subsidiary, Ascott Group (Jersey) Limited, has recently increased its issued share capital from £10 to £1,000 comprising ordinary shares of par value at £1 each.

The Company's interest in Ascott Group (Jersey) Limited is held through The Ascott Group (Europe) Pte Ltd, a wholly-owned subsidiary of the Company.

The Ascott Group (Europe) Pte Ltd has subscribed for an additional 990 ordinary shares of £1 each in Ascott Group (Jersey) Limited. Consequent to the subscription, The Ascott Group (Europe) Pte Ltd's stake in Ascott Group (Jersey) Limited has increased from £10 to £1,000 comprising ordinary shares of par value at £1 each.

The Company's interest in Ascott Group (Jersey) Limited remains at 100% after the increase.

By order of the Board
Chia Lee Meng
Company Secretary
20 February 2002

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INCREASE IN SHAREHOLDING IN SUBSIDIARIES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), issued an announcement on 20 February 2002 on the above matter. Attached Raffles' announcement is for information.

Lim Mei Yi
Company Secretary
21 February 2002

s: scs/sgx-annc/raffles holding/inc shareholding-subs.doc
21 Feb 2002 (LMY/tln)

82-4507

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

Increase in Shareholding in Subsidiaries

The Directors of Raffles Holdings Limited (the "Company") wish to announce the increase in shareholding in the following subsidiaries:-

Raffles International Limited

Raffles International Limited, a wholly owned subsidiary in Singapore, increased its authorised share capital from S$1,000,000/- divided into 1,000,000 shares of S$1/- each to S$2,000,000/- divided into 2,000,000 shares of S$1/- each.

The Company has subscribed for an additional 1,000,000 ordinary shares of S$1/- each at par in Raffles International Limited, a hotel management company, by capitalising part of its existing loans to Raffles International Limited, thereby increasing its issued and paid up share capital from S$1,000,000/- divided into 1,000,000 ordinary shares of S$1/- each to S$2,000,000/- divided into 2,000,000 ordinary shares of S$1/-.

Hotels & Resorts (Australasia) Pty Ltd

Raffles Corporation (Australasia) Pte Ltd, a wholly owned subsidiary of Raffles Holdings Limited, has subscribed for an additional 1,100,000 ordinary shares at A$1/- each in its wholly owned subsidiary in Australia, Hotels & Resorts (Australasia) Pty Ltd, an investment holding company, by capitalising part of its existing loans to Hotels & Resorts (Australasia) Pty Ltd, thereby increasing its issued and paid up share capital from A$2,500,000/- to A$3,600,000/-.

Hotels & Resorts (UK) Ltd

Raffles Centre (Private) Limited, a wholly owned subsidiary of Raffles Holdings Limited, has subscribed for an additional 800,000 ordinary shares of £1 each at par in its wholly owned subsidiary in the United Kingdom, Hotels & Resorts (UK) Limited, an investment holding company, by capitalising part of its existing loans to Hotels & Resorts (UK) Limited, thereby increasing its issued and paid up share capital from £5,700,000 divided into 5,700,000 ordinary shares of £1 each to £6,500,000 divided into 6,500,000 shares of £1 each.

Announcement No. 5

CAPITALAND LIMITED

RESPONSE TO BUSINESS TIMES' STORY DATED 22 FEBRUARY 2002 - " CAPITALAND TO VENTURE INTO CONSULTANCY"

Please see attached invitation programme issued to the media and selected business partners on a special launch event between PREMAS International and Cushman & Wakefield.

The Business Times' story may have been triggered by this invitation to the media. Further details will be announced at 11.30 am today in the course of the special launch event.

However, we wish to clarify that details in the Business Times' story regarding specific CapitaLand's projects in China are speculative.

finalr280102Invitation-JV Cushman & PREMAS

Submitted by Lim Mei Yi, Company Secretary on 22/02/2002 to the SGX

PROGRAMME

10.45 am	*Arrival of Guests*
11.15 am	*Address by Mr Anthony Seah* *Chief Executive Officer* *PREMAS International*
	Address by Mr Arthur J Mirante II *President & Chief Executive Officer* *Cushman & Wakefield*
11.45 am	*Special Launch Event*
12.00 pm	*Press Conference*

Mr Arthur J Mirante II & *Mr Anthony Seah*
President & CEO of Cushman & Wakefield *CEO of PREMAS International*

cordially invite

---

to a special launch event & press conference

Date	*: Friday, February 22nd, 2002*
Time	*: 11.00 am – 2.00 pm*
Venue	*: Raffles Ballroom, Level 3(Seah Street Entrance)*

RSVP : Friday, February 8, 2002

Ms Pauline Yeo DID : (65) 2329 354
Ms Eleanor Toh DID : (65) 2329 353

Dress Code: Office Attire

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

(1) SALE OF EQUITY IN PREMAS PROPERTY CONSULTANTS (SHANGHAI) CO., LTD. AND ACQUISITION OF EQUITY IN CUSHMAN & WAKEFIELD (SHANGHAI) CO., LTD.

(2) JOINT VENTURE BETWEEN PREMAS ASIA PTE LTD AND CUSHMAN & WAKEFIELD (CHINA) LIMITED

1. Introduction

1.1 The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that PREMAS Asia Pte Ltd ("PREMAS Asia"), a wholly-owned subsidiary of PREMAS International Limited ("PREMAS International") which is in turn a wholly-owned subsidiary of CapitaLand, has today entered into a conditional share acquisition agreement (the "Acquisition Agreement") with Cushman & Wakefield (China) Limited ("C&W China").

1.2 C&W China is a company incorporated in Hong Kong and is part of the Cushman & Wakefield group, which is an international group of companies specialising in real estate brokerage and consultancy services and which has businesses in North America, Europe and Asia.

2. Sale and Purchase of Equity

2.1 Pursuant to the Acquisition Agreement, PREMAS Asia will procure the transfer of 49 per cent. of the registered share capital of PREMAS Property Consultants (Shanghai) Co., Ltd. ("PREMAS Shanghai"), which is a Shanghai subsidiary of PREMAS International, in exchange for 49 per cent. of the registered capital of Cushman & Wakefield (Shanghai) Co., Ltd. ("C&W Shanghai"), which is a Shanghai subsidiary of C&W China, to be transferred by C&W China to PREMAS Asia.

2.2 PREMAS Asia will hold the balance 51 per cent. of the registered capital of PREMAS Shanghai and C&W China will hold the balance 51 per cent. of the registered capital of C&W Shanghai.

3. PREMAS Shanghai and C&W Shanghai

3.1 PREMAS Shanghai is a company established in Shanghai, China and provides total asset management which includes property and facility management, development construction consultancy and agency.

CapitaLand

3.2 C&W Shanghai is a company established in Shanghai, China and is involved in the provision of property consultancy and brokerage services such as agency, landlord representation, tenant representation, investment and advisory services.

4. **Purchase Consideration**

4.1 The sale and purchase under the Acquisition Agreement will be a cashless transaction.

4.2 The purchase consideration for the 49 per cent. of the registered capital of PREMAS Shanghai ("PREMAS Equity") to be acquired by C&W China will be satisfied by the transfer of 49 per cent. of the registered capital of C&W Shanghai to PREMAS Asia.

4.3 The purchase consideration for the 49 per cent. of the registered capital of C&W Shanghai ("C&W Equity") will be satisfied by the transfer of 49 per cent. of the registered capital of PREMAS Shanghai to C&W China.

5. **Conditional Agreement**

The transfer of the PREMAS Equity to C&W China and the transfer of the C&W Equity to PREMAS Asia is conditional upon, inter alia, the issuance of the relevant Chinese governmental and regulatory approvals required for the transactions described above on or before 31st December, 2002.

6. **Joint Venture**

PREMAS Asia and C&W China have entered into the Acquisition Agreement with a view to entering into a joint venture agreement (the "Joint Venture Agreement") on completion of the Acquisition Agreement which will set out the terms and conditions of the joint venture between PREMAS Asia and C&W China to provide real estate management, brokerage and consultancy services in China through PREMAS Shanghai and C&W Shanghai. It is intended that PREMAS Shanghai will undertake real estate management services in China and C&W Shanghai will undertake real estate brokerage and consultancy services in China. Each joint venture company will market their services under the trade name "Cushman & Wakefield PREMAS".

CapitaLand

7. **Financial Effects**

The transactions contemplated under the Acquisition Agreement and the Joint Venture Agreement are not expected to have any significant impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

8. **Directors' and Substantial Shareholders' Interests**

Save as disclosed herein, none of the directors or present substantial shareholders of CapitaLand has any interest, direct or indirect, in the transactions contemplated under the Acquisition Agreement or the Joint Venture Agreement.

By Order of the Board

Lim Mei Yi
Company Secretary
22 February 2002

s:sec/sgx annc/cap/cl annc re premas&C&W(China).doc
22 Feb 2002, 11.00 am (LMY/tin)

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

JOINT NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, PREMAS INTERNATIONAL LIMITED, AND CUSHMAN & WAKEFIELD – "EXCLUSIVE REAL ESTATE JOINT VENTURE A FIRST IN CHINA"

CapitaLand Limited's subsidiary, PREMAS International Limited, has today issued a joint news release with Cushman & Wakefield, on the above matter. Attached news release is for information.

By Order of the Board

Lim Mei Yi
Company Secretary
22 February 2002

s:sgx-annc/cps/annc-news release-22feb02.doc

PREMAS
INTERNATIONAL

CUSHMAN & WAKEFIELD®

NEWS RELEASE

For immediate release

Exclusive Real Estate Joint Venture a First in China

Singapore, 22 February 2002 – It was announced today that the Asia Pacific division of international real estate services firm Cushman & Wakefield and leading asset services company PREMAS International (a subsidiary of CapitaLand), have joined forces to create the first truly integrated real estate services business in China, which will operate under the trade name **'Cushman & Wakefield PREMAS'.**

This move breaks new ground in China by offering local and multinational companies a full range of consultancy and brokerage services and asset services.

Existing subsidiaries of Cushman & Wakefield and PREMAS International in Shanghai will be utilised as the joint venture companies and jointly trade under the name **'Cushman & Wakefield PREMAS'.**

The joint venture will be a partnership of equals, with one common identity, one business focus and one set of operating standards. Due to applicable laws and regulations, the joint venture is conditional upon the approval of the Chinese authorities and it will only commence full operations after such approval has been obtained.

Mr Anthony Seah, CEO of PREMAS International, will act as Chairman of the Cushman & Wakefield PREMAS joint venture companies in China. Michael WJ Thompson, Group CEO of Cushman & Wakefield, Asia Pacific, will serve as the Managing Director.

Since the announcement of China's entry into the World Trade Organization, both PREMAS International and Cushman & Wakefield have recognized the tremendous changes that will occur in the Chinese economy over the next five years and the opportunities that this will bring to service both global Multi National Companies in China and Chinese Multi National Companies venturing into the global market. Consequently, both PREMAS International and Cushman & Wakefield feel the timing of their joint venture is opportune.

Attending the official launch in Singapore, President and CEO of Cushman & Wakefield Inc, Arthur J Mirante II, commented, "China is fast becoming one of the most important and dynamic markets in the world, and we are confident that Cushman & Wakefield PREMAS will play a major role in the development of the real estate industry there. By joining forces with PREMAS International, we have strengthened our position in China to ensure that we deliver the same international standards of excellence, as in other any market where we do business."

Mr Anthony Seah, PREMAS International CEO remarked, "The joint venture's foremost objective is to become the leading real estate service provider in China, represented by professional staff and state-of-the-art technology systems. By offering a wide range of services, we will be able to pass on significant advantages to our clients, while continuing to provide truly impartial and objective real estate advice."

Given the joint venture partners' respective positions in the areas of asset services in Asia and an impressive track record in corporate services, consulting and brokerage, Cushman & Wakefield PREMAS will continue to offer service excellence to both the growing group of Chinese multinationals venturing abroad, and to other Asian, American and European multinationals who require local property services for their operations in China.

Currently both Cushman & Wakefield and PREMAS International have offices in Shanghai and Beijing. By working together as one company in China, Cushman & Wakefield PREMAS aims to grow and develop synergy with the Chinese economy, setting new standards of excellence in the provision of fully integrated real estate services. Looking ahead, it is anticipated that other gateway cities in China will become part of the network in the near future.

-- END --

About Cushman & Wakefield

Cushman & Wakefield's sixteen Asian offices provide clients with a full range of real estate services across Asia. Founded in 1917, Cushman & Wakefield is a leading global real estate services firm and a market leader in all businesses, including office and industrial brokerage, investment services, corporate services, valuation advisory services, residential services, retail services, and research services. In 1998, Cushman & Wakefield merged with the 178-year-old London based Healey & Baker, and now globally manages 325 million square feet, through 11,000 employees in 144 offices in 49 countries.

About PREMAS International

PREMAS International, a wholly-owned subsidiary of property giant CapitaLand, is the largest asset and property management company in Singapore. It manages over 25 million square feet of real estate, and provides a comprehensive scope of services ranging from consultancy and property management, engineering and township management. Based in Singapore, PREMAS International has gradually expanded its geographic spread to include offices in Beijing, Shanghai, Hong Kong and Jakarta, with a strategic presence in Kuala Lumpur.

For more information, please contact:

Basskaran Nair

SVP, Communications
CapitaLand Ltd
Tel: (65) 8233 554

Shelley Slaughter

Regional Client First Director
Cushman & Wakefield, Asia Pacific
Tel: (852) 2956 7073

PREMAS INTERNATIONAL

CUSHMAN & WAKEFIELD®

Cushman & Wakefield PREMAS

Cushman & Wakefield PREMAS, will be a joint venture between Cushman & Wakefield, Asia Pacific, and PREMAS International, offering a fully integrated real estate service in China.

The joint venture will operate under the trade name "Cushman & Wakefield PREMAS" in China, and will offer a full range of consultancy and brokerage services through Cushman & Wakefield PREMAS Real Estate Consultants (Shanghai) Co. Ltd., and asset services through Cushman & Wakefield PREMAS Asset Services (Shanghai) Co. Ltd. Both these companies will be utilised as the joint venture companies between PREMAS International and Cushman & Wakefield.

With offices in Beijing and Shanghai, and backed by 170 professional staff and state-of-the-art technology systems, Cushman & Wakefield PREMAS will continue to deliver service excellence to all their clients.

Key Activities

The key activities of the joint venture will be the provision of consultancy/agency and asset services, which will include:

Consultancy and Agency Services		Asset Services
• Agency and Leasing (across all sectors) • Tenant Representation • Global Corporate Services • Investment and Advisory Services • Financial Services • Research	• Valuation • Property Management to Landlord Representation (and vice versa) • Landlord Rep. to Tenant Rep. • Tenant Rep. to Facilities Management • Research/Financial Advisory	• Development Construction Consultancy • Project Management • Facilities Management • Property Management

Management and the Board

The Chairman of the Board of Directors of Cushman & Wakefield PREMAS will be Mr Anthony Seah, and Mr Michael WJ Thompson will be the Managing Director. Other Board members will include Mr John B Coppedge III and Mr John C Santora from Cushman & Wakefield Inc, and Dr Ling Yung Sing and Mr Albert Lau from PREMAS International.

Client Focus

The focus of Cushman & Wakefield PREMAS will be to service both global multinational companies venturing into China and Chinese multinational companies venturing onto the world stage, international developers and investors. Clients will benefit from the two companies' combined years of business experience in China and the full scope of services that will be offered.

82-4507

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following:

(a) its China wholly-owned subsidiary, CapitaLand China Holdings Ltd has sold a property developed by its subsidiary, Shanghai Xin Li Property Development Co., Ltd, to one of its employees; and

(b) its Australian subsidiary, the Australand Holdings Limited ("AHL") Group has sold a property developed by AHL to one of its employees.

2 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sales are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary

25 February 2002

s/sec/sgx annc/clause 1006(4)/ahl-14feb2002.doc
JLMS/june

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NOTIFICATION PURSUANT TO CLAUSE 902(3)(c) OF THE SGX LISTING MANUAL

CapitaLand Limited ("CapitaLand") wishes to inform that pursuant to Clause 902(3)(c) of the SGX Listing Manual, that as at 31 December 2001, no person occupying a managerial position in CapitaLand is related to a director or substantial shareholder of CapitaLand and/or any of its principal subsidiaries.

By Order of the Board

Lim Mei Yi
Company Secretary

25 February 2002

/s/sec/SGXAnnc/902-family/902-annc.doc
(jl/zz)

82 - 4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGE OF DIRECTORS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott") today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
28 February 2002

s: ses/sgx-annc/ascott/changedir.doc
28 Feb 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

CHANGE OF DIRECTORS

The Board of Directors of the Company wishes to announce the following changes to the Board with effect from 28 February 2002 :-

1. The resignation of Mr. Nagaaki Esaki as Director; and

2. The appointment of Mr. Makoto Shioda as Director.

By order of the Board
Chia Lee Meng
Company Secretary
28 February 2002

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED – "MERCHANT COURT HOTEL, SINGAPORE MANAGED BY RAFFLES INTERNATIONAL TO BE REBRANDED SWISSOTEL MERCHANT COURT, SINGAPORE"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), has today issued a press release on the above matter. Attached RIL's press release is for information.

Lim Mei Yi
Company Secretary
28 February 2002

s: sos/sgx-annc/raffles/rebranding of merchant court-cl anno.doc
28Feb02 (JLMS/lin)

Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For More Information, please contact:
Ms. Kang Bee Hua
Director, Group Communications
Raffles International Limited
Tel: 65-6430-1352
Fax: 65-6339-1713
Email: kang.beehua@raffles.com

MERCHANT COURT HOTEL, SINGAPORE MANAGED BY RAFFLES INTERNATIONAL TO BE REBRANDED SWISSÔTEL MERCHANT COURT, SINGAPORE

SINGAPORE, 28 February 2002 – Raffles International Limited (RIL) today announced that its Merchant Court Hotel in Singapore, will be rebranded as Swissôtel Merchant Court, Singapore. The rebranding of Merchant Court Hotel as a *Swissôtel* brand positions it well to tap on the strong brand recognition among corporate and business travellers and the cross selling efforts of 22 sister Swissôtels in Asia, Europe, the Americas, the Middle East and Mediterranean.

Says Mr Richard Ong, General Manager, Swissôtel Merchant Court, Singapore, "Since the launch of our hotel in 1997, it has enjoyed high degree of support from local and overseas business partners and guests. In fact, they have become very familiar with our name and

product that has come to be associated with a distinctive customer service style built on warmth, responsiveness and professionalism. We believe there is equity in retaining the old Merchant Court name as current guests and corporate customers will recognise it to be the same hotel they are so used to." Moreover, the hotel's location on Merchant Road makes for easy association by tourists and guests alike, adds Mr Ong.

Swissôtel Merchant Court, Singapore offers deluxe accommodation and the full-range of modern facilities and amenities, with an emphasis on quality, comfort, and simplicity. In anticipation of the rebranding, the hotel underwent updating last year, which involves the replacement of soft goods and furnishings, reconfiguration of a number of guestrooms, and the addition of Net2Room broadband internet access to the guestroom to better meet the needs of today's business traveller. In addition, Amrita Spa, another quality lifestyle concept of Raffles International was introduced to the hotel as an added dimension to the guest's stay.

In conjunction with the unveiling of the new name, a pair of Tissot watches will be presented to the first guest who checks into the renamed hotel that day.

Swissôtel Merchant Court Singapore is conveniently located near the financial district and within walking distance to Clarke Quay Festival Village and Boat Quay. It is also minutes away from major tourist attractions. Nestled in a resort-style ambience, the hotel has 476 rooms, including 6 suites and 3 executive floors elegantly furnished and equipped with modern facilities such as IDD phone lines, voicemail, separate fax/data port, coffee/tea making facility, broadband Internet access and a minibar.

The hotel has three dining outlets such as the famed Ellenborough Market Café which serves international and Straits Chinese cuisine which many Singaporeans love. The Pool Terrace & Bar offers a paranomic view of the Singapore River while one sits under the skies amidst lushly landscaped surroundings. An inviting free form swimming pool beckons one to take a dip at the end of a long day, while The Crossroads Bar serves a delectable English high tea and an excellent selection of aromatic coffees, fragrant teas and alcoholic beverages.

With this rebranding exercise, on 28 February 2002, Swissôtel Merchant Court, Singapore joins the ranks of other Swissôtel properties located in key gateway cities including Atlanta, Boston, Chicago, New York, Washington D.C., Lima, Quito, Amsterdam, Geneva, London, Zurich, Beijing, Dalian, Cairo and Istanbul.

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world.

These include the legendary Raffles Hotel Singapore, Brown's Hotel London, Hotel Vier Jahreszeiten Hamburg, Raffles L'Ermitage Beverly Hills and Le Montreux Palace. Raffles International also operates Amrita Spa, the largest spa network in Asia and the SpaAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offers training programmes for the hospitality and service industry.

<u>About Raffles Holdings and CapitaLand</u>

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in 33 destinations across the six continents of Asia, Europe, North America, South America, Australia and Africa. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

CapitaLand is one of the fastest growing listed property companies in Asia. CapitaLand's diversified big interests cover commercial and industrial buildings, residential, serviced residences, hotels and hospitality, property funds, real estate financials and property services. Headquartered in Singapore, the multinational company has property, hospitality and property related products and services spanning more than 50 cities.

FOR MORE INFORMATION PLEASE CONTACT

Ms Kang Bee Hua

Director, Group Communications

Raffles International Limited

Tel: (65) 6430 – 1352

Email: kang.beehua@raffles.com

Ms Chan Wai Ching

Group Communications

Raffles International Limited

Tel: (65) 6430 – 1132

Email: lyn.chan@raffles.com

Ms Lisa Low

Marketing Communications Manager

Swissôtel Merchant Court, Singapore

Tel: (65) 6239 – 1732

Email: lisa.low@swissotel.com